UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                                                                           Commission File Number

HUDBAY MINERALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number (if applicable))

98-0485558

(I.R.S. Employer Identification Number (if applicable))

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

416 362-8181

(Address and telephone number of Registrant’s principal executive offices)

Andrew W. Bongiorno

Bevan, Mosca, Giuditta & Zarillo, P.C.

200 Madison Avenue, Suite 510

New York, N.Y. 10016

908 385-4289

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	NYSE Alternext US

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☐	No ☒

FORWARD-LOOKING STATEMENTS

This Registration Statement contains “forward-looking information” within the meaning of applicable Unites States and Canadian securities laws. Forward-looking information includes, but is not limited to, information concerning the Registrant’s mineral resource estimates, the proposed business combination (the “Transaction”) between the Registrant and Lundin Mining Corporation (“Lundin”), the Registrant’s exploration and development plans, production targets, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “is targeting”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Such assumptions include, but are not limited to, that the shareholders of Lundin will approve the Transaction, that all required third party, court, regulatory and governmental approvals to the Transaction will be obtained and all other conditions to completion of the Transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of the Registrant and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labor disputes and the availability of skilled labor, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the Registrant and Lundin not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, as well as those risk factors discussed in the Registrant’s Annual Information Form for the year ended December 31, 2007. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The statements herein speak as of the date they were made and the Registrant undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. You are cautioned not to place undue reliance on forward-looking information.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant’s financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

Under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”), the Registrant is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP as pertains to the Registrant for the years ended December 31, 2007 and 2006 are described in Exhibit 99.7 to this Registration Statement.

CAUTIONARY NOTE TO U.S. INVESTORS

Information concerning the mineral properties of the Registrant has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry

Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” incorporated by reference in this Registration Statement are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Exhibit 99.3, the Registrant’s Annual Information Form for the fiscal year December 31, 2007.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibits 99.1 through 99.6, and 99.8 through 99.106, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction B.(2) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibit 99.3, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibit 99.6, the Registrant’s Audited Annual Financial Statements for the years ended December 31, 2007 and 2006 and Exhibit 99.7, Reconciliation to United States Generally Accepted Accounting Principles for years ended December 31, 2007 and 2006 in accordance with Item 17 of Form 20-F under the Exchange Act.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.107 to 99.116, inclusive, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF SECURITIES

See the section entitled “Description of Capital Structure” on pages 46-47 of the Annual Information Form of the Registrant for the year ended December 31, 2007, filed as Exhibit 99.3, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2007:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(thousands of Canadian dollars)
Interest on long-term debt obligations	$1,120	$280	$560	$280	—
Long-term debt obligations	7,500	7,500	—	—	—
Capital lease obligations	5,180	3,556	1,624	—	—
Operating lease obligations	866	398	366	102	—
Purchase obligations (1)	8,477	8,477	—	—	—
Pension and other employee future benefits obligations	125,592	16,595	31,200	22,500	55,297
Asset retirement obligations (2)(3)	65,193	3,195	2,073	2,073	57,852

Total	$213,928	$40,001	$35,823	$24,955	$113,149

(1)	In November 2008, the Registrant chose to delay construction of the Fenix nickel project in Guatemala in light of the significant deterioration in metal prices and recent global economic uncertainty. The Registrant will incur cancellation penalties for contracts of approximately C$5.5 million related to the purchase of equipment, and approximately C$2.0 million related to the supply of electrical power and the construction of a new power transmission line.
(2)	The Asset Retirement Obligation has increased in 2008 by approximately C$6.0 million resulting from the acquisition of Skye Resources Inc. by the Registrant on August 26, 2008.
(3)	Before inflation and market risk.

For additional information on the Registrant’s commitments, see Note 20 to the Registrant’s Audited Annual Financial Statements for the years ended December 31, 2007 and 2006 included in Exhibit 99.6.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this registration statement on Form 40-F, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HUDBAY MINERALS INC.

By:	/s/ David Bryson
Name:	David Bryson
Title:	Vice President, Finance and Chief Financial Officer

Date:	January 22, 2009

EXHIBIT INDEX

Exhibit	Description and Date of Document

Annual and Quarterly Information; Management’s Discussion and Analysis; Certifications

99.1	Audited Annual Financial Statements for the years ended December 31, 2007 and 2006

99.2	Management’s Discussion & Analysis For the year ended December 31, 2007

99.3	Annual Information Form for the year ended December 31, 2007

99.4	Certification of Annual Filings by the CFO dated March 17, 2008

99.5	Certification of Annual Filings by the CEO dated March 17, 2008

99.6	Audited Annual Financial Statements for the years ended December 31, 2007 and 2006

99.7	Reconciliation to United States Generally Accepted Accounting Principles for years ended December 31, 2007 and 2006

99.8	Certification of Annual Filings by the CFO dated March 31, 2008

99.9	Certification of Annual Filings by the CEO dated March 31, 2008

99.10	Certification of Interim Filings by the CFO dated May 6, 2008

99.11	Certification of Interim Filings by the CEO dated May 6, 2008

99.12	Interim Financial Statements For the three months ended March 31, 2008

99.13	Management’s Discussion & Analysis For the three months ended March 31, 2008

99.14	Annual Report for the year ended December 31, 2007

99.15	Certification of Interim Filings by the CFO dated July 30, 2008

99.16	Certification of Interim Filings by the CEO dated July 30, 2008

99.17	Interim Financial Statements for the three and six months ended June 30, 2008

99.18	Management’s Discussion & Analysis for the three and six months ended June 30, 2008

99.19	Interim Financial Statements for the three and nine months ended September 30, 2008

99.20	Certification of Interim Filings by the CFO dated November 4, 2008

99.21	Certification of Interim Filings by the CEO dated November 4, 2008

99.22	Management’s Discussion and Analysis for the three and nine months ended September 30, 2008

Shareholder Meeting Materials

99.23	Confirmation of Notice of Record and Meeting Date dated March 28, 2008

99.24	Supplemental Mailing List Form

99.25	Notice of Annual and Special Meeting of Shareholders dated April 30, 2008

99.26	Management Information Circular dated April 30, 2008

99.27	Form of Proxy to be used at Annual and Special Meeting held on May 29, 2008

99.28	Report of Voting Results dated June 2, 2008

Material Change Reports

99.29	Material Change Report dated January 31, 2008

99.30	Material Change Report dated April 18, 2008

99.31	Material Change Report dated July 3, 2008

99.32	Material Change Report dated July 7, 2008

99.33	Material Change Report dated September 5, 2008

99.34	Material Change Report dated October 10, 2008

99.35	Material Change Report dated November 26, 2008

99.36	Material Change Report dated December 17, 2008

99.37	Material Change Report dated December 17, 2008

News Releases

99.38	News Release dated January 14, 2008

99.39	News Release dated January 21, 2008

99.40	News Release dated January 24, 2008

99.41	News Release dated February 11, 2008

99.42	News Release dated February 12, 2008

99.43	News Release dated February 15, 2008

99.44	News Release dated March 3, 2008

99.45	News Release dated March 17, 2008

99.46	News Release dated April 9, 2008

99.47	News Release dated April 17, 2008

99.48	News Release dated April 30, 2008

99.49	News Release dated May 6, 2008

99.50	News Release dated May 22, 2008

99.51	News Release dated June 1, 2008

99.52	News Release dated June 18, 2008

99.53	News Release dated June 23, 2008

99.54	News Release dated June 27, 2008

99.55	News Release dated July 30, 2008

99.56	News Release dated August 19, 2008

99.57	News Release dated August 21, 2008

99.58	News Release dated August 21, 2008

99.59	News Release dated August 26, 2008

99.60	News Release dated August 26, 2008

99.61	News Release dated October 3, 2008

99.62	News Release dated October 23, 2008

99.63	News Release dated October 30, 2008

99.64	News Release dated November 4, 2008

99.65	News Release dated November 20, 2008

99.66	News Release dated November 21, 2008

99.67	News Release dated November 26, 2008

99.68	News Release dated December 9, 2008

99.69	News Release dated December 11, 2008

99.70	News Release dated December 11, 2008

99.71	News Release dated December 19, 2008

99.72	News Release dated December 22, 2008

99.73	News Release dated December 30, 2008

99.74	News Release dated January 8, 2009

99.75	News Release dated January 9, 2009

99.76	News Release dated January 9, 2009

99.77	News Release dated January 9, 2009

99.78	News Release dated January 12, 2009

99.79	News Release dated January 16, 2009

Other

99.80	ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee)

99.81	Shareholder Voting Agreement between the Shareholders, 0838375 B.C. LTD and HudBay Minerals Inc. dated June 23, 2008

99.82	Arrangement Agreement between 0838375 B.C. LTD, HudBay Minerals Inc., and Skye Resources Inc. dated June 23, 2008

99.83	Agreement to Amend Arrangement Agreement dated July 17, 2008

99.84	Business Acquisition Report dated November 7, 2008

99.85	Voting Agreement between 1875 Finance SA and HudBay Minerals Inc. dated November 21, 2008

99.86	Voting Agreement between Dale C. Peniuk and HudBay Minerals Inc. dated November 21, 2008

99.87	Voting Agreement between David F. Mullen and HudBay Minerals Inc. dated November 21, 2008

99.88	Voting Agreement between Anthony O’Reilly and HudBay Minerals Inc. dated November 21, 2008

99.89	Voting Agreement between Brian D. Edgar and HudBay Minerals Inc. dated November 21, 2008

99.90	Voting Agreement between Lukas H. Lundin and HudBay Minerals Inc. dated November 21, 2008

99.91	Voting Agreement between Phillip Wright and HudBay Minerals Inc. dated November 21, 2008

99.92	Voting Agreement between William A. Rand and HudBay Minerals Inc. dated November 21, 2008

99.93	Voting Agreement between Abalone Capital Ltd. and HudBay Minerals Inc. dated November 21, 2008

99.94	Voting Agreement between Zebra Holdings and Investments Ltd. and HudBay Minerals Inc. dated November 21, 2008

99.95	Voting Agreement between Ellegrove Capital Ltd. and HudBay Minerals Inc. dated November 21, 2008

99.96	Voting Agreement between Lorito Holdings Ltd. and HudBay Minerals Inc. dated November 21, 2008

99.97	Subscription Agreement between HudBay Minerals Inc. and Lundin Mining Corp. dated November 21, 2008

99.98	Letter Agreement between HudBay Minerals Inc. and Lundin Mining Corp. dated November 21, 2008

99.99	HudBay Disclosure Letter to the Arrangement Agreement dated November 21, 2008

99.100	Arrangement Agreement between HudBay Minerals Inc. and Lundin Mining Corp. dated November 21, 2008

99.101	Lundin Disclosure Letter to the Arrangement Agreement dated November 21, 2008

99.102	Early Warning Report dated January 13, 2009

Technical Reports

99.103	Technical Report entitled “Bur Project, Snow Lake, Manitoba, Canada NI 43-101 Technical Report” dated November 26, 2007

99.104	Technical Report entitled “Technical Report Watts River Deposit, Snow Lake Area, Manitoba” dated December 12, 2007

99.105	Technical Report entitled “Technical Report on the Lalor Lake Deposit, Snow Lake, Manitoba, Canada” dated September 19, 2008

99.106	Technical Report entitled “Technical Report on an Update to the Fenix Project, Izabal Guatemala” dated November 19, 2008

Consents

99.107	Consent of Deloitte & Touche LLP dated January 23, 2009

99.108	Consent of AMEC Americas Limited dated January 22, 2009

99.109	Consent of Gerald Beauchamp, B.Sc. P.Eng. dated January 22, 2009

99.110	Consent of Ian Blakley, P.Geo. dated January 22, 2009

99.111	Consent of Robert Carter, P.Eng. dated January 22, 2009

99.112	Consent of Randall Cullen, P.Eng. dated January 13, 2009

99.113	Consent of Kimberly Proctor, B.Sc. P.Geo. dated January 22, 2009

99.114	Consent of Colin McKenzie, P.Geo. dated January 22, 2009

99.115	Consent of John Scott, P.Eng. dated January 22, 2009

99.116	Consent of Scott Wilson Roscoe Postle Associates Inc. dated January 22, 2009